UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 26, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Marchex, Inc.

File No. 000-50658 - CF#34246

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Marchex, Inc. submitted an application under Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on March 14, 2014 and a Form 10-Q filed on August 11, 2014.

Based on representations by Marchex, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.41	8-K	March 14, 2014	through September 19, 2017
10.42	8-K	March 14, 2014	through September 19, 2017
10.43	10-Q	August 11, 2014	through September 19, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary